[redacted]

08003766

RECEIVED

2008 JUL 14 P 1:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 8, 2008

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No : 82 - 35008

SUPPL

Dear Mr. Paul M Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 8, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2008

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
JUL 16 2008
THOMSON REUTERS

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 8, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Anil Dhirubhai Ambani Group

RECEIVED

2008 JUL 14 P 1:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 8, 2008

The General Manager
The National Stock Exchange Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra - Kurla Complex
Bandra (East)
Mumbai 400 051
NSE Symbol : RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

RECEIVED

2008 JUL 14 P 1:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : 500390 | **As on: 30th June, 2008**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares: As a percentage of (A+B)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.29	0.29
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	16	84365268	84363612	37.41	36.37
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**27**	**85028646**	**85026983**	**37.70**	**36.65**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**27**	**85028646**	**85026983**	**37.70**	**36.65**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	288	11969663	11926643	5.31	5.16
(b)	Financial Institutions/Banks	393	893428	877510	0.40	0.39
(c)	Central Government/State Governments	54	81214	4218	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	18	42245500	42245129	18.73	18.21
(f)	Foreign Institutional Investors	534	39109387	38888841	17.34	16.86

RELIANCE Infrastructure Mumbai

(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1287**	**94299192**	**93942341**	**41.81**	**40.65**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7010	14771561	14649782	6.55	6.37
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1571053	28109125	22005574	12.46	12.12
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	48	1859111	1817849	0.82	0.80
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0.00	0.00
2	NRIs/OCBs	17938	1474383	1059726	0.65	0.64
	Sub -Total (B)(2)	**1596049**	**46214180**	**39532931**	**20.49**	**19.92**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1597336**	**140513372**	**133475272**	**62.30**	**60.57**
	TOTAL (A) +(B)	**1597363**	**225542018**	**218502255**	**100.00**	**97.23**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**3**	**6428244**	**6427517**	**0.00**	**2.77**
	GRAND TOTAL (A)+(B)+(C)	**1597366**	**231970262**	**224929772**	**100.00**	**100.00**

I(b)	**Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**		
Sr No	**Name of the shareholder**	**No of shares**	**Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}**
1	AAA PROJECT VENTURES PRIVATE LIMITED	8 34 98 937	36.00
2	RELIANCE CAPITAL LIMITED	1 653	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.37
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A. AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A. AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**8 50 28 646**	36.65

RELIANCE Infrastructure Mumbai

I(c)	Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares		
Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	2 65 92 677	11.46
2	MORGAN STANLEY MAURITIUS COMPANY LIMITED	96 95 051	4.18
3	RELIANCE CAPITAL TRUSTEE CO LTD	66 49 504	2.87
4	THE BANK OF NEW YORK	64 28 244	2.77
5	THE NEW INDIA ASSURANCE COMPANY LIMITED	48 48 113	2.09
6	THE ORIENTAL INSURANCE COMPANY LIMITED	33 32 255	1.44
7	IXIS CORPORATE AND INVESTMENT BANK	33 31 000	1.44
8	GENERAL INSURANCE CORPORATION OF INDIA	31 00 303	1.34
	Total	**6 39 77 147**	**27.59**

I(d)	Statement showing details of locked -in shares			
Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	PROMOTER	8 34 98 937	36.00
	TOTAL		**8 34 98 937**	**36.00**

RELIANCE Infrastructure Mumbai

II(a)	Statement showing details of Depository Receipts (DRs)			
Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	2142748	64 28 244	2.77
	TOTAL		**64 28 244**	**2.77**

II(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares			
Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	6428244	2.77
	TOTAL		**6428244**	**2.77**

* The details of individual GDR holder is not available

RELIANCE Infrastructure Mumbai

END